

SECURITIES AND EXCHANGE COMMISSION

06006659

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WANG INVESTMENT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 435
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN K. WANG - PRESIDENT (212) 425-9264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

WANG INVESTMENT ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Steven K. Wang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Wang Investment Associates, Inc. (Company) at December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Steven K. Wang - President

Sworn and subscribed to before me this 18th day of January, 2006.

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2006


Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Wang Investment Associates, Inc.

We have audited the accompanying balance sheet of Wang Investment Associates, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wang Investment Associates, Inc. at December 31, 2005, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CPA PLLC

New York, NY
February 15, 2006

WANG INVESTMENT ASSOCIATES, INC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 5,364
Receivable from clearing broker	24,530
Clearing deposits	50,617
Furniture and equipment	4,455
Security deposits	10,500
Total Assets	$ 95,466

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 22,466
Total Liabilities	22,466
Stockholder's Equity	
Common stock - $1 par value	
10,000 shares authorized,	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	171,444
Accumulated (deficit)	(99,444)
Total Stockholder's Equity	73,000
Total Liabilities and Stockholder's Equity	$ 95,466

See accompanying notes.

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	570,769
Interest Income		161
Other income		88,550
Total Revenues		659,481
Costs and Expenses:		
Clearing charges and expenses		314,579
Salaries and wages		115,875
Rent		104,309
Professional fees		54,750
Brokerage registrations and fees		26,962
Insurance		18,329
Utilities and telephone		17,110
Office supplies and expense		9,195
Auto expenses		7,360
Travel and entertainment		4,700
Equipment Rental		3,992
Depreciation		3,601
Compensation - officer		3,400
Payroll taxes and fringes		1,608
Taxes		511
Customer settlement		500
Total Costs and Expenses		686,782
Net (Loss)	$	(27,302)

See accompanying notes

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net (loss)	$ (27,302)
Adjustment to reconcile net (loss) to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Depreciation	3,601
Decrease in receivable from broker	20,154
(Increase) in clearing deposits	24,874
Increase in accounts payable and accrued expenses	(21,780)
Net cash (used) by operating activities	(453)
Cash flows from investing activities:	
Net cash (used) by investing activities	-
Cash flows from financing activities:	
(Decrease) in due to shareholder	(22,012)
Stockholder contribution	18,000
Net cash (used) by financing activities	(4,012)
Net (decrease) in cash	(4,465)
Cash at beginning of year	9,829
Cash at end of year	$ 5,364

Supplemental disclosures of cash flow information:

Cash paid during the period for:	
Income taxes	$ 511

See accompanying notes

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2005	$ 1,000	$ 153,444	$ (72,142)	$ 82,302
Shareholder contribution		18,000		18,000
Net (loss) for the year	-	-	(27,302)	(27,302)
Balances, December 31, 2005	$ 1,000	$ 171,444	$ (99,444)	$ 73,000

See accompanying notes

WANG INVESTMENT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Wang Investment Associates, Inc. (Company) was formed March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and is a member of the National Futures Association (NFA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and risk less principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Computer Clearing Services, Inc. (CCS) and Advanced Clearing Corporation (ACC), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by CCS and ACC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Advanced Clearing Corp., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2005.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at ACC with a cash balance of $50,000 and has $50,617 on deposit at December 31, 2005.

Furniture and Equipment

Depreciation on property and equipment is provided using accelerated methods (MACRS) over their estimated useful lives of 5 to 7 years.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2005, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. INVESTMENTS

The Company owns 1200 warrants of NDAQ with a cost basis of $16,800. The securities have no determinable market value at year end. The warrants are exercisable for Trust Certificates which will be exchanged for Common Stock and the exercise price is currently below the market value of the Common Stock.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $57,429, which was $52,429 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

WANG INVESTMENT ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:				
Total stockholder's equity			$	73,000
Deductions and/or charges:				
Non-allowable assets:				
Furniture and equipment	$	4,455		
Security deposits		10,500		
Other		617		15,572
Net capital before haircuts on securities positions				57,429
Haircuts on securities positions				-
Net Capital			$	57,429
AGGREGATE INDEBTEDNESS:				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses			$	22,465
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required			$	5,000
Excess net capital			$	52,429
Excess net capital at 1,000%			$	55,182
Ratio: Aggregate indebtedness to net capital is				39%

The above computation agree with the December 31, 2005 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.


Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Wang Investment Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wang Investment Associates, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPA PLLC

New York, NY
February 15, 2006